EXHIBIT 99.1
INTER&CO, INC.

NOTICE TO THE MARKET
APPOINTMENT OF NEW DIRECTOR

INTER&CO, INC (Nasdaq: INTR and B3: INBR32) (“Inter&Co” or “Company”), in compliance with the Securities and Exchange Commission of Brazil (“CVM”) Resolution No 44, of August 23, 2021, hereby announces the following to its shareholders and the market in general.

On the date hereof, the Board of Directors of Inter&Co received a letter of resignation submitted by Mr. Lorival Nogueira Luz Junior (“Lorival Luz”), resigning from his position as Director of Inter&Co, effective immediately. The resignation occurred as a result of other professional commitments recently undertaken by him which reduced his availability. Mr. Lorival Luz sent the following message to the Company: “I am thankful for the opportunity of having been part of the Board of Directors of Inter&Co and I reiterate my admiration for the Company and its executives”. The Company is also thankful to the contributions made by Mr. Lorival Luz during his tenure.

Also, on the date hereof, the Board of Directors of Inter&Co appointed Ms. Cláudia Farkouh Prado (“Cláudia Prado”), as interim Director, until the Company's 2024 Annual General Meeting, or other shareholders meeting eventually called before such date, when her appointment shall be submitted to the shareholders’ approval.

Claudia Prado is currently an independent board member of B3 S.A. – Brasil, Bolsa, Balcão, where she also serves as a coordinator on its Governance and Nomination Committee, and is a member of the People and Compensation Committee and of the Sustainability Committee. She was a member of the Board of Directors, President of Latin America and coordinator of the Global Finance Committee and of the Global Diversity Committee of Baker McKenzie Global Law Firm, in addition to being a member of the Advisory Board of TrustWomen (Thompson Reuters Foundation). She was a managing partner at Trench Rossi Watanabe Advogados, where she oversaw the M&A and private equity practice groups in Latin America, and worked as a lawyer specializing in M&A in Brazil and the United States. Also experienced in the nonprofit sector, she was a member of the Fiscal Council of the Sírio-Libanês Social Responsibility Institute and is currently a member of the Governance Board of B3 Social.

The Board has performed a thorough analysis and determined the independence of Ms. Claudia Prado in accordance with the standards set forth on Rule 10A-3 under the Securities Exchange Act of 1934 of the United States of America (“Exchange Act”), and as defined in Nasdaq’s Rule 5605(a)(2).

Accordingly, the updated members of the Board of Directors of the Company are the following:

oRubens Menin Teixeira de Souza (Chairman),
oMaria Fernanda Nazareth Menin Teixeira de Souza Maia,
oJosé Felipe Diniz,
oLeonardo Guimarães Corrêa,
oCristiano Henrique Vieira Gomes,
oLuiz Antônio Nogueira de França (independent member),
oAndré Guilherme Cazzaniga Maciel (independent member),
oAntonio Kandir (independent member),
oTodd Crawford Chapman (independent member),
oCláudia Farkouh Prado (independent member).

Additional information may be obtained from Inter&Co's Investor Relations Department at ri@bancointer.com.br, or on Inter&Co’s website (http://ri.bancointer.com.br).

Belo Horizonte, June 5, 2023.

SANTIAGO HORACIO STEL
Chief Strategy and Investor Relations Officer